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                                                                    EXHIBIT 12.2


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent Public Accountants of ACS - Tech80 Ltd., we consent to the inclusion of our report dated June 26, 2003, with respect to the financial statements as of and for the year ended December 31, 2002 in Form 20-F of ACS - Tech80 Ltd.



/s/  Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)



Haifa, June 26, 2003

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                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




As independent public accountants of Technology 80 Inc. and subsidiary, we consent to the inclusion of our report dated January 30, 2003, with respect to the consolidated financial statements as of and for the year ended December 31, 2002, in this Form 20-F of ACS-Tech80 Ltd.

/s/ Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

June 25, 2003

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                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANT

          As independent accountant of ACS Tech80 Europe B. V, we consent to the inclusion of our report dated June 5, 2003 with respect to the consolidated financial statements as of and for the year ended December 31, 2002, in this Form 20-F of ACS-Tech80 Ltd.




          By: /s/ P.J Troost

                 P.J Troost
          Accountant-administratieconsulent

          June 5, 2003

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